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                                                                EXHIBIT 99.17(d)


                                         MERRILL LYNCH ASSET MANAGEMENT

                                         Princeton Services, Inc.
                                         General Partner

                                         Administrative Offices
                                         800 Scudders Mill Road
                                         Plainsboro, New Jersey 08536
                                         609 282-2000

                                         Mailing address:
                                         P.O. Box 9011
                                         Princeton, New Jersey 08543-9011

[Logo]

                                IMPORTANT NOTICE

                  PLEASE SIGN, DATE AND RETURN YOUR PROXY CARD
                             YOUR VOTE IS IMPORTANT


Dear Merrill Lynch Balanced Fund for Investment and Retirement Shareholder:

     We are writing to ask your help in approving a reorganization between Balanced Fund and Merrill Lynch Global Allocation Fund, Inc. ("Global Allocation") which is discussed in the enclosed Prospectus and Proxy Statement dated November 21, 1995 (the "Reorganization").

     WE BELIEVE THE REORGANIZATION WILL BENEFIT THE SHAREHOLDERS OF BALANCED FUND. THEREFORE, WE ARE WRITING NOT MERELY TO ASK YOU TO VOTE, BUT TO ASK THAT YOU VOTE IN FAVOR OF THE REORGANIZATION. Attached to this letter is a summary of the Reorganization.

     A proxy card and return envelope is enclosed and we would very much appreciate your taking a few minutes to vote your shares, sign, date and return your proxy. Thank you in advance for your help in enabling Balanced Fund to resolve this important matter.


November 29, 1995
                                                    Arthur Zeikel
                                                    President
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        MERRILL LYNCH BALANCED FUND FOR INVESTMENT AND RETIREMENT, INC.
                   MERRILL LYNCH GLOBAL ALLOCATION FUND, INC.
       Summary of the Reorganization as Proposed in the November 21, 1995
                         Prospectus and Proxy Statement


     On October 13, 1995, the Board of Directors of Balanced Fund approved an Agreement and Plan of Reorganization between Balanced Fund and Global Allocation pursuant to which Balanced Fund would transfer substantially all of its assets and substantially all of its liabilities to Global Allocation in exchange for newly issued shares of Global Allocation (the "Reorganization"), and thereafter, deregister as an investment company under the Investment Company Act of 1940, as amended, and dissolve in accordance with the laws of the State of Maryland.

     The Reorganization is conditioned upon: (i) approval by Balanced Fund's shareholders of the Reorganization, and (ii) the receipt of a favorable ruling from the Internal Revenue Service concerning the tax consequences of the Reorganization. If all of the requisite approvals are obtained, it is anticipated that the Reorganization will take place as early as possible in calendar year 1996.

     Comparison of the Funds. Balanced Fund and Global Allocation are open-end management investment companies with similar, though not identical, investment objectives. Balanced Fund seeks to provide shareholders with as high a level of total investment return as is consistent with a reasonable and relatively low level of risk. Global Allocation seeks to provide a high total investment return, consistent with prudent risk. A further comparison of the investment objectives and policies of the Funds is contained in the Prospectus and Proxy Statement.

     Potential Benefits of the Reorganization to Balanced Fund Shareholders. In determining to approve the Reorganization, the Board of Directors of Balanced Fund identified certain potential benefits to Balanced Fund shareholders that are likely to result from the Reorganization. First, Balanced Fund shareholders will remain invested in an open-end fund that has an investment objective similar to that of Balanced Fund, although not identical. Second, Balanced Fund shareholders are likely to experience certain additional benefits, including lower expenses per share, economies of scale and greater flexibility in portfolio management.

     The Board of Directors of Balanced Fund also considered that Global Allocation's net assets have been steadily increasing over the past several years, while Balanced Fund's net assets have been decreasing over the same period. Were these trends to continue, the Board considered that Global Allocation may experience increasing economies of scale which, as a result, may have the effect of reducing its overall operating expense ratio, while Balanced Fund may experience the opposite result, that is, a higher operating expense ratio due to a continuing reduction in assets. Although there can be no assurance that the foregoing would in fact occur, the Board determined
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that the potential economies of scale that may be realized as a result of the
Reorganization would be beneficial to Balanced Fund shareholders.

     A further discussion of the potential benefits to Balanced Fund shareholders as a result of the Reorganization is contained in the Prospectus and Proxy Statement.

     If the Reorganization takes place, Balanced Fund shareholders will receive shares of that class of shares of Global Allocation having the same letter designation (i.e., Class A, Class B, Class C or Class D) and the same distribution fees, account maintenance fees, and sales charges (including contingent deferred sales charges), if any, as the shares of Balanced Fund held by them immediately prior to the Reorganization.